November 15, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:    Ms. Laura J. Riegel
         Division of Investment Management

         Re:      Withdrawal of Post-Effective Amendment
                  No. 14 to the Registration Statement under the
                  Securities Act of 1933 of Investors Cash Trust
                  File Nos. 33-34645 and 811-6103
                  -------------------------------

Dear Ms. Riegel:

         Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "1933 Act"), Investors Cash Trust (the "Trust") hereby applies to withdraw Post-Effective Amendment No. 14 ("PEA 14") to its registration statement under the 1933 Act that was filed on November 12, 1999 (the "Amendment"). The Amendment was filed for the purpose of designating a new effective date from that indicated in Post-Effective Amendment No. 13, as filed with the Commission on September 3, 1999. Due to problems with the EDGAR system on November 10, 1999, PEA 14 was not filed on EDGAR form type 485BXT until after the previously filed amendment went effective, thereby preventing the designation of a new effective date. However, the Trust states that it has never made a public offering of securities of the share classes being registered; that the share classes are not now nor have they ever been active; and that neither share class has any assets, known liabilities or pending claims. The Trust believes that withdrawal of this Amendment would be consistent with the public interest and the protection of investors, and intends to file a new post-effective amendment prior to a public offering of those share classes.

         Please contact Greg Pottle at (617) 295-3033 with any questions you may have concerning the foregoing.


                                                    Very truly yours,


                                                    /s/Philip J. Collora
                                                    ------------------------
                                                    Philip J. Collora
                                                    Vice President and Secretary
                                                    Investors Cash Trust